Exhibit 3.6

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES AA,
NON-TRANSFERRABLE, SUPER VOTING, PREFERRED STOCK OF SPECTRASCIENCE, INC.

SpectraScience, Inc., a Minnesota corporation (the “Corporation”), DOES HEREBY CERTIFY:

Pursuant to the authority expressly granted and vested in the Board of Directors of the Corporation the following resolutions were adopted on April 15, 2016:

WHEREAS, the Corporation has 50,000,000 authorized, but undesignated, shares of capital stock of the Corporation, and

WHEREAS, the Amended and Restated Articles of Incorporation, dated August 25, 2014, grants to the Board of Directors of the Corporation the authority to designate new series of capital stock, and

WHEREAS, the Corporation has an estimated 3,500 shareholders, many of whom hold shares in street names, and

WHEREAS, the Corporation has found it extremely difficult, time consuming and costly to obtain sufficient shareholder votes to conduct the business of the Corporation,

NOW THEREFORE IT IS RESOLVED:

A new series of super preferred voting stock of the Corporation be, and it hereby is, created out of the undesignated shares to be designated Series AA Super Voting Preferred Stock (the “Series AA Super Voting Preferred Stock”), to consist of 3,000 shares, which shall have the following preferences, powers, designations and other special rights:

1. Voting.

Holders of the Series AA Super Voting Preferred Stock shall have One Million (1,000,000) times that number of votes on all matters submitted to the shareholders that is equal to the number of shares of Common Stock (rounded to the nearest whole number), at the record date for the determination of the shareholders entitled to vote on such matters or, if no such record date is established, at the date such vote is taken or any written consent of such shareholders is effected. A holder of the Series AA Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class upon all matters submitted to the Common Stock shareholders, with the exception of election of members of the Board of Directors.

2. Dividends.

The holders of Series AA Super Voting Preferred Stock of the Corporation shall not be entitled to receive dividends paid on the Corporation’s Common Stock.

3. No Liquidation Preference.

Upon liquidation, dissolution and winding up of the Corporation, whether voluntary or involuntary, the holders of the Series AA Super Voting Preferred Stock then outstanding shall not be entitled to receive out of the assets of the Corporation, whether from capital or earnings available for distribution, any amounts which will be otherwise available to and distributed to the Common Stockholders.

WHEREAS, the common stock of the Corporation has been recently trading at an average price of $0.004 per share,

WHEREAS the AA Super Voting Preferred Stock has limitations compared to Common Stock of the Corporation in that it is not transferrable, not convertible into Common Stock, and may be repurchased by the Corporation, and

WHEREAS, the AA Super Voting Preferred Stock would have a much lower value than the Common Stock due to its limitations

THEREFORE, IT WAS RESOLVED,

The Purchase Price of the AA Super Voting Preferred Stock be set at a fair market value of $0.001, and

That the Par Value of the AA Super Voting Preferred Stock be established at $0.001 per share.

IN WITNESS WHEREOF, the undersigned Chairman and Chief Executive Officer on behalf of the Corporation do hereby declare and certify that this is the act and deed of the Corporation and accordingly have signed this Certificate of Designations as of April 15, 2016.

By:	/S/ MARK M. MCWILLIAMS
Name:	Mark M. McWilliams
Title.	Chairman

By:	/S/ MICHAEL P. OLIVER
Name:	Michael P. Oliver
Title:	Chief Executive Officer